FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For June 20, 2006

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
EXHIBIT 99.1

Royal Dutch Shell plc

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit
No.	Description

99.1	Form of Underwriting Agreement

This Form of Underwriting Agreement is filed in connection with the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01).

This Report on Form 6-K is incorporated by reference into

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and

b)	the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By:	/s/ Michiel Brandjes

        Name: Michiel Brandjes
        Title: Company Secretary

Date: June 20, 2006